VIROTEC
International Ltd
A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com

9 May 2002

File No. –82-5090

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA

02034307

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAY 20 2002
WASH. D.C. 164 SECTION

Dear Sir or Madam:

Re: Submission by Virotec International Ltd under Rule 12g3-2(b)

Please see attached ASX announcements made on the 9 May 2002.

Yours faithfully

Angus Craig
Company Secretary

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

dlw 5/24

VIROTEC International Ltd

9 May 2002

VIROTEC UPDATE TO SHAREHOLDERS

The company is issuing the following statement to answer recent queries from shareholders.

BAUXSOL™ TECHNOLOGY

Virotec International is one of the first companies in the world to bring innovative research based on geochemical engineering to alumina refinery waste.

The company's proven, environmentally-safe Bauxsol™ Technology took eight years to develop and since its introduction, Virotec scientists in Australia, Europe and North America have devoted a further two years optimising the technology and this work has resulted in numerous scientific breakthroughs. Today, Virotec has a diverse range of Bauxsol™ Technology products and although each product differs in composition, physical form and application methodology they are all environmentally safe.

At Virotec, we are often asked "Can you use untreated 'red mud' to achieve similar commercial and environmental outcomes to those achieved with Bauxsol™ Technology?" and the answer is categorically "no". Virotec physically and chemically alters the properties of the red mud waste as part of the Bauxsol™ Technology process.

The Directors believe that Virotec, with its specialist proprietary knowledge and complex database, leads the world in the science of utilising alumina refinery waste with its Bauxsol™ Technology – a safe environmental technology that is proving to be platform in nature with broad and multiple applications. (For those interested in the current Bauxsol™ Technology product range, please see the Appendix to this announcement.)

CORPORATE STRATEGY

The Directors believe Virotec is a high-growth business. As a developer of new technologies, and a manufacturer and distributor of new market-driven products, the company is driven by scientific research and development and has a strong scientific team of 15 scientists, 7 of whom have PhDs with distinguished records.

In the past year the company has been working concurrently to:

1. **Establish a global infrastructure,**
   The establishment of Virotec's international infrastructure has not only facilitated the introduction of Bauxsol™ Technology to regulatory authorities in three continents, but it has allowed Virotec to conduct field demonstrations in North America and Europe and to commence production in Sardinia of Bauxsol™ Technology products.

VIROTEC INTERNATIONAL LTD
ABN 81 004 801 398
PO BOX 188
Sanctuary Cove QLD 4212
AUSTRALIA
www.virotec.com

2. **Diversify the range of products developed from Bauxsol™ Technology**
   The ongoing process of developing new products from Bauxsol™ Technology has been very successful and is a direct response to market need. The company is currently targeting potential strategic alliance partners across a range of industry sectors to assist Virotec in the marketing of the new products.

3. **Develop and commercialise new technologies**
   The company is in the final phase of development, which includes patenting, several new technologies. These technologies have been developed by Virotec scientists over a 12 month period and have been tested in the field in a commercial application.

4. **Generate Sales Revenue**
   There is a considerable lead time in taking an innovative technology to market; however the Directors believe that Virotec has made considerable advances in this area. The company is well funded, has no debt and is well positioned in four continents to generate revenues from its unique technology.

Executive Chairman of Virotec, Mr Brian Sheeran concludes "The Directors believe that Virotec is a high-growth business with technologies that are platform in nature, that is, have the potential for multiple applications. With no debt and in excess of $13 million dollars in the bank, the company is ideally placed to negotiate a wide range of industry-specific, strategic alliances to optimise the commercialisation of our products. The Directors believe that this will be a very exciting year for the company."

Virotec International Ltd develops new technologies and manufactures, distributes and applies new market-driven environmental products for water and soils. For further information, please visit our web site at www.virotec.com.

Enquiries:

Virotec International Ltd	Tel: +617 5530 8014
Melissa Toomey, SPIN Business Solutions	Tel: +617 3251 8111
David Youngman, W. H. Ireland Ltd	Tel: +0161 832 6644
Shane Dolan/ James Benjamin, Biddicks	Tel: +020 7448 1000

APPENDIX 1: VIROTEC PRODUCT RANGE

Virotec has developed a diversified range of new products that represent a significant advance in the commercialization of Bauxsol™ Technology. Each of the following products is 100% environmentally safe and will deliver outstanding success in site specific circumstances.

VIROMINE™ : *cleaner mining...naturally*

ViroMine™ Solutions is a division of Virotec that provides total solutions to the Mining Industry. The following ViroMine product range has been developed exclusively by Virotec and forms part of the total consultancy provided by **ViroMine™ Solutions.**

- ***Alka-B™***

An environmentally safe reagent specifically designed to treat alkaline water contaminated with heavy metals.

- ***Neutra-B™***

An environmentally safe reagent specifically designed to treat *mildly acidic* water (pH 6 - 7) contaminated with heavy metals

- ***Acid-B™***

An environmentally safe reagent specifically designed to treat *acidic* water (pH 4.5 - 6) contaminated with heavy metals

- ***Acid-B extra ™***

An environmentally safe reagent specifically designed to treat *heavily acidic* water (pH less than 4.5) contaminated with heavy metals

- ***Terra-B™***

An environmentally safe, water insoluble, superior alternative for existing lime applications designed to neutralise acid, reduce ionic heavy metal concentrations to low ppb and prevent the formation of harmful leachate in tailings and sulphidic waste rock.

VIROFLOW™ : *cleaner water...naturally*

ViroFlow™ is a division of Virotec, developing products to tackle market driven niches to significantly reduce high (previously untreatable) concentrations of heavy metals in industrial waste waters.

- ***ViroChrome™***

An environmentally safe reagent specifically designed to remove the number one pollutant, (CR III) from Tannery wastewater.

- ***ViroZinc™***

An environmentally safe reagent specifically designed to remove zinc from waste water - particularly applicable to the Electroplating industry.

The following ViroFlow™ product is currently under development:

- ***Arsenex ™***

VIROSOIL™: *fertile soils...naturally*

ViroSoil™ is a division of Virotec, developing products to enhance and remediate soils.

- ***Virobind™***

An environmentally safe, water insoluble, additive to reduce ionic heavy metal concentrations to low ppb and prevent the formation of harmful leachate in *acidic soils.* Virobind improves the geotechnical properties of the soil (particularly the rate of consolidation and the shear strength of the compacted material) and it ensures that the foundations of any structures built on the reclaimed land are protected from possible acid corrosion.

The following ViroSoil™ products are currently under development:

- ***Virogrow™***
- ***Virophosphate™***

Two further Virotec divisions, **VIROSEWAGE™** and **VIROGANICS™** are currently developing new technologies.

VIROTEC INTERNATIONAL LTD
ABN 81 004 801 398
PO BOX 188
Sanctuary Cove QLD 4212
AUSTRALIA
www.virotec.com